Exhibit 99.1

Vedanta Limited

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

www.vedantalimited.com

CIN: L13209MH1965PLC291394

12 October 2018

Vedanta Limited

Production Release for the Second Quarter and Half Year

ended 30th September 2018

Highlights

Operations

●	Zinc India:

◾	Mined metal production at 232kt, up 6% y-o-y; Underground production up 44% y-o-y

◾	Refined lead metal production at 49kt, up 30% y-o-y

◾	Record refined silver production at 172 MT, up 23% y-o-y

●	Zinc International:

◾	Trial production of concentrate at Gamsberg has commenced in end September

◾	Total production for Q2 FY2019 was 28kt, lower by 34% y-o-y due to lower than planned zinc grades at Skorpion and planned prioritisation of mine development at BMM

●	Oil & Gas:

◾	Average gross production of 186 kboepd for Q2 FY2019, up 3% y-o-y

◾	7 development drilling rigs in Rajasthan; 32 wells drilled till date

●	Iron ore:

◾	Goa operations remain suspended due to statewide directive from the Supreme Court; continue to engage with the Government for resumption of mining operations

◾	Production of saleable ore at Karantaka at 1.4 million tonnes, up 56% y-o-y

◾	Production of Pig Iron at 173kt, up 26% y-o-y

●	Steel:

◾	Steel production at 285kt for Q2 FY2019, up 16% y-o-y

◾	Exited Q2 FY2019 at a monthly run rate of 1.3 mtpa

●	Copper India:

◾	Review by the independent committee of the National Green Tribunal in progress

●	Aluminium:

◾	Record quarterly aluminium production at 494kt, up 23% y-o-y

◾	Alumina production from Lanjigarh refinery at 348kt, up 30% y-o-y

●	Power:

◾	1,980 MW TSPL plant achieved availability of 94% in Q2 FY2019

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 2 of 12

Zinc India

Particulars (in’000 tonnes, or as stated)	Q2			Q1		Half Year
	FY2019	FY2018	% Change YoY	FY2019	% Change QoQ	FY2019	FY2018	% Change YoY
ZINC INDIA
Mined metal content	232	219	6%	212	10%	444	452	(2)%
Integrated metal	212	230	(8)%	214	(1%)	425	459	(7%)
Refined Zinc - Integrated	162	192	(16)%	172	(5)%	334	386	(13)%
Refined Lead - Integrated[1]	49	38	30%	42	17%	91	73	25%
Silver - Integrated (in MT)[2]	172	140	23%	138	25%	310	255	22%

Q2 FY2019 vs. Previous Quarters

Mined metal production from underground mines was at an all-time high of 232,000 tonnes, up 44% y-o-y and 10% q-o-q driven by 33% y-o-y increase in ore production. Total mined metal production increased by 6% y-o-y and 10% q-o-q after the closure of open-cast operations last year.

Integrated metal production was 212,000 tonnes, down 8% y-o-y and flat q-o-q. Integrated zinc production was down 16% y-o-y and 5% q-o-q to 162,000 tonnes due to temporary mismatch in zinc mined metal availability even as mine production ramped up towards the latter half of the quarter. Integrated lead production jumped by 30% y-o-y and 17% q-o-q to 49,000 tonnes. The pyro metallurgical smelter was retrofitted to produce more lead metal, considering the higher availability of lead mined metal, leading to higher lead production. Integrated silver production was a record 172 MT, up 23% y-o-y and 25% q-o-q on account of higher lead production and higher Sindesar Khurd mine production and better silver grades.

Projects Update

●	Capital mine development remained unchanged y-o-y at 9.8 km during the quarter and increased by 9% to 20.2 km in H1 FY2019.

●

Rampura Agucha underground mine continued to maintain a high total development rate at 5.3 km during the quarter. The mined metal production increased by 94% y-o-y and 35% q-o-q to 96,000 tonnes. Mid shaft loading system was commissioned at the end of quarter, allowing waste hoisting to be done through shaft ahead of schedule. This will help to improve volumes until the off shaft is fully commissioned. Off shaft development is on track and commercial production from main shaft is expected to start from Q4 FY2019.

●

Sindesar Khurd mine achieved 5.2 km total development during the quarter. The production shaft work is progressing well with winders commissioned in manual mode and material hoisting from shaft is expected to start in Q3 FY2019. The new 1.5 mtpa mill is expected to be commissioned in Q3 FY2019.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 3 of 12

●	At Zawar, civil and erection works of the new 2 mtpa mill is on track and expected to commission by Q4 FY2019. The fumer project at Chanderiya is expected to commission in Q3 FY2019.

●	Planning for the next phase of expansion from 1.2 to 1.35 mtpa mined metal capacity announced in April 2018 is underway

H1 FY2019 vs. H1 FY2018

Mined metal production from underground mines for H1 FY2019 was 444,000 tonnes, 27% higher from a year ago even as the closure of open-cast operations caused total mined metal production to decline by 2% y-o-y.

Integrated metal production was 425,000 tonnes, down 7%. Integrated lead and silver production were at 91,000 tonnes and 310 MT, higher y-o-y by 25% and 22% respectively driven by higher lead mined metal production and better silver grades. Integrated zinc production was lower y-o-y by 13% in line with the availability of zinc mined metal.

Zinc – International

	Q2			Q1		Half Year
Particulars (in’000 tonnes, or as stated)	FY2019	FY2018	% Change YoY	FY2019	% Change QoQ	FY2019	FY2018	% Change YoY
ZINC INTERNATIONAL	28	42	(34)%	25	11%	54	74	(28)%
Zinc-refined – Skorpion	15	23	(35)%	10	42%	25	36	(31)%
Mined metal content - BMM	13	20	(32)%	15	(11)%	29	38	(25)%

Q2 FY2019 vs. Previous Quarters

Total production for Q2 FY2019 was 28,000 tonnes, lower by 34% y-o-y and higher by 11% q-o-q.

Production at Skorpion during the quarter was 15,000 tonnes, 35% lower y-o-y due to lower than planned zinc grades and hence lower recoveries and 42% higher q-o-q due to annual shutdown in Q1 FY 2019. Production in H2 FY2019 is forecasted to increase due to higher planned ore grade and fully ramped up ore production from Pit 112. The pre-stripping of Pit 112 continues in the second year of the project. Over 65% of waste pre-stripping has been completed with full completion expected by Q4 FY2019.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 4 of 12

Production at BMM was 13,000 tonnes, 32% lower y-o-y and 11% lower q-o-q. This was due to planned prioritisation of mine development in H1 FY2019 to provide for flexibility for ore mining and blending in H2 FY2019.

At Gamsberg, 100% of pre-stripping with 68 million tonnes of waste excavation has been completed in July 2018, as per the plan. 750,000 tonnes of ore stockpile has been built ahead of the plant feed. The crusher has been fully commissioned and enough crushed ore stockpile has been built. The milling area (sag mills/ball mills), water and power infrastructure and the tailings storage facility have been fully commissioned. First ore was fed through the concentrator plant in September 2018 and the trial concentrate production has commenced in end September post commissioning of floatation. The operations team has already been fully mobilised. We now expect the ramp up to full mill capacity in 9-12 months.

H1 FY2019 vs. H1 FY2018

During H1 FY2019, total production was at 54,000 tonnes, lower by 28% y-o-y on account of a planned shutdown of the acid plant at Skorpion during Q1 FY2019 and due to lower than planned zinc grades and hence lower recoveries at both Skorpion and BMM. With the fully ramped up Skorpion mine, feed to refinery will be maximised and the grade is expected to be higher than 8% against H1 FY2019 grade of ~6%.

Oil & Gas

	Q2			Q1		Half Year
Particulars	FY2019	FY2018	% Change YoY	FY2019	% Change QoQ	FY2019	FY2018	% Change YoY
OIL AND GAS
Average Daily Gross Operated Production (boepd)	185,926	180,955	3%	194,986	(5)%	190,431	184,062	3%
Rajasthan	155,194	153,238	1%	164,040	(5)%	159,593	156,278	2%
Ravva	13,496	17,266	(22)%	14,217	(5)%	13,855	17,810	(22)%
Cambay	17,236	10,452	65%	16,729	3%	16,984	9,974	70%
Average Daily Working Interest Production (boepd)	118,748	115,332	3%	124,807	(5)%	121,761	117,391	4%
Rajasthan	108,636	107,267	1%	114,828	(5)%	111,715	109,395	2%
Ravva	3,037	3,885	(22)%	3,199	(5)%	3,117	4,007	(22)%
Cambay	6,894	4,181	65%	6,692	3%	6,794	3,990	70%
KG-ONN	181	—	—	89	—	135	—	—
Total Oil and Gas (million boe)
Oil & Gas- Gross	17.1	16.6	3%	17.7	(4)%	34.8	33.7	3%
Oil & Gas-Working Interest	10.9	10.6	3%	11.4	(4)%	22.3	21.5	4%

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 5 of 12

Q2 FY2019 vs. Previous Quarters

Average gross operated production during Q2 FY2019 across our assets was 185,926 barrels of oil equivalent per day (boepd), up 3% y-o-y. The increase in volume was primarily due to the infill wells in Mangala and Cambay, new wells brought online as part of Bhagyam and Aishwariya EOR campaign and production optimization activities carried out across assets.

Average gross operated production was lower 5% q-o-q mainly due to the natural field decline. Efforts well advanced to off-set this impact. All our assets recorded an uptime of over 99%.

Gross production from the Rajasthan block averaged 155,194 boepd for the quarter, 1% higher y-o-y and 5% lower q-o-q. 32 wells have been drilled as part of the growth projects and 8 wells have been brought online. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 136,658 boepd, 17,922 boepd and 614 boepd respectively.

Gas production from Raageshwari Deep Gas (RDG) averaged 47.1 million standard cubic feet per day (mmscfd) in Q2 FY2019, with gas sales, post captive consumption, at 29.6 mmscfd.

The Ravva block produced at an average rate of 13,496 boepd for the quarter, lower by 22% y-o-y and 5% q-o-q primarily due to the natural field decline.

The Cambay block produced at an average rate of 17,236 boepd for the quarter, up by 65% y-o-y and 3% q-o-q supported by the gains realized from infill wells campaign completed in Q1 FY2019.

Key upcoming project milestones

●

MBA Infill, EOR Polymer and ASP Project: 29 wells have been drilled till date. Of these 8 wells are already online, 26+ wells will be online by Q3 FY2019 and 50+ wells online by Q4 FY2019. ASP surface facilities activities contract to be awarded by Q3 FY2019.

●	Gas production to increase substantially during the year:

●	GIGL pipeline nearing completion. Facility debottlenecking shall enable increase in gas volumes by Q3 FY2019

●	Early gas production facility shall double the gas production by Q4 FY2019

●	Tight Gas (RDG): 1 well drilled. Hydraulic fracturing activity commenced in existing wells.

●	Tight Oil (ABH): 2 wells have been drilled. Hydraulic fracturing activity is scheduled to commence in Q3 FY 2019. First Oil on track for Q3 FY2019. 10+ wells online by Q4 FY2019.

●	Liquid handling facility upgradation progressing as per plan to handle incremental volume.

●	Tight Oil Appraisal fields: The appraisal for 4 tight oil fields to commence in Q3 FY2019.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 6 of 12

Exploration

●	OALP: Bids were submitted for all 55 exploration blocks offered in OALP-1 round. Secured 41 blocks for which the revenue sharing contracts have been signed.

●

KG Offshore: The first Exploration well has been drilled and tested with flow of gas. A new hydrocarbon discovery has been declared. The drilling of the second exploration well is scheduled for drilling in Q4 FY 2019.

●	RJ Exploration: 7-18 exploration and appraisal wells drilling campaign to start in Q3 FY2019 to build on the resource portfolio.

H1 FY2019 vs. H1 FY2018

Average gross production across our assets was 3% higher y-o-y at 190,431 boepd. Production from Rajasthan block was 159,593 boepd, 2% higher y-o-y resulting from the gains of the Mangala infill campaign and prudent reservoir management practices. Production from the offshore assets, was at a combined 30,838 boepd, higher by 11% y-o-y, due to the gains from Cambay infill campaign partially offset by the natural field decline.

Iron Ore

Particulars (in million dry metric tonnes, or as stated)	Q2			Q1		Half Year
	FY2019	FY2018	% Change YoY	FY2019	% Change QoQ	FY2019	FY2018	% Change YoY
IRON ORE
Sales	0.4	0.7	(51)%	1.4	(74)%	1.8	3.0	(41)%
Goa	0.1	0.1	(14)%	1.0	(89)%	1.2	2.0	(42)%
Karnataka	0.2	0.6	(59)%	0.4	(31)%	0.6	1.0	(41)%
Production of Saleable Ore	1.4	1.2	16%	1.4	(1)%	2.8	4.5	(38)%
Goa	—	0.4	—	0.2	—	0.2	2.6	(91)%
Karnataka	1.4	0.9	56%	1.2	19%	2.6	1.9	36%
Production (’000 tonnes)
Pig Iron	173	137	26%	167	4%	339	300	13%

Q2 FY2019 vs. Previous Quarters

There was no production at Goa due to suspension of mining pursuant to the Hon’ble Supreme Court judgement dated 7 February 2018 directing mining operations of all companies in Goa to stop with effect from 16 March 2018. We continue to engage with the Government for resumption of mining operations.

At Karnataka, production was 1.4 million tonnes, 56% higher y-o-y and 19% higher q-o-q. Sales were at 0.2 million tonnes due to muted e-auction sales.

Pig iron production was at 173,000 tonnes, 26% higher y-o-y and 4% higher q-o-q.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 7 of 12

H1 FY2019 vs. H1 FY2018

At Karnataka, production was higher y-o-y at 2.6 million tonnes due to an increase in mining cap from 2.3 MT to 4.5 MT. Sales were lower y-o-y at 0.6 million tonnes due to muted e-auction sales. Production of Pig Iron increased to 339,000 tonnes in H1 FY2019, 13% higher mainly due to lower metallurgical coke availability on account of weather related supply disruptions in Australia in Q1 FY2018 and local contractors’ strike in Q2 FY2018.

Steel

	Q2			Q1			Half Year
Particulars (in’000 tonnes, or as stated)	FY2019	FY2018	% Change YoY	FY2019 (June)	FY2019	% Change QoQ	FY2019	FY2018	% Change YoY
STEEL[3]
Production	285	247	16%	71	242	18%	527	485	9%
Pig Iron	45	41	9%	3	14	—	59	80	(26)%
Billet	4	13	(72)%	1	3	7%	7	23	(70)%
TMT Bar	106	62	72%	25	90	18%	196	144	36%
Wire Rod	110	103	7%	29	98	12%	208	182	14%
Ductile Iron Pipes	20	28	(26)%	13	37	(44)%	57	57	—

[3]	June 2018 was the first full month post Vedanta Limited’s 90% acquisition of ESL. Previous period numbers are memorandum information for the purpose of performance evaluation of the Company

Vedanta Limited completed the acquisition of 90% share capital of Electrosteel Steels Limited (ESL) on 4 June 2018, following which we will be consolidating the financials of ESL for a 10 month period in FY2019. ESL has steelmaking design capacity of 2.5 mtpa in Bokaro, Jharkhand with blast furnace/basic-oxygen-furnace technology.

Total production for the quarter was 285,000 tonnes, 16% higher y-o-y and 18% higher q-o-q as a result of improved availability of raw material, restarting of 0.4 Mt Blast Furnace-3 from August 2018, as well as, improved plant availability and utilisation. In line with our stated priorities to stablise production and ramp up to 1.5 mtpa, we exited at a monthly run rate of 1.3 mtpa.

Copper - India

	Q2			Q1		Half Year
Particulars (in’000 tonnes, or as stated)	FY2019	FY2018	% Change YoY	FY2019	% Change QoQ	FY2019	FY2018	% Change YoY
COPPER- INDIA
Copper – Cathodes	15	106	(86)%	24	(37)%	40	197	(80)%
Tuticorin Power Sales (MU)	—	4	—	—	—	—	34	—

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 8 of 12

Smelting operations at Tuticorin have been halted since end March. The Company has appealed before the National Green Tribunal (NGT), Principal Bench. Hearing the appeal, the NGT has referred the matter to an Independent Committee which will go through the reports produced on the issue of environmental compliance. We expect the Independent Committee to take a decision in Q3 FY2019.

Our Silvassa refinery and wire rod plant continues to operate. This enables us to cater our domestic market.

Aluminium

	Q2			Q1		Half Year
Particulars (in’000 tonnes, or as stated)	FY2019	FY2018	% Change YoY	FY2019	% Change QoQ	FY2019	FY2018	% Change YoY
ALUMINIUM
Alumina-Lanjigarh	348	269	30%	325	7%	673	572	18%
Total Aluminum Production	494	401	23%	482	3%	976	753	30%
Jharsuguda-I	137	99	39%	136	1%	273	191	43%
Jharsuguda-II4	216	157	37%	204	6%	420	277	51%
BALCO-I	64	65	(2)%	64	(1)%	128	128	—
BALCO-II5	78	79	(2)%	77	1%	155	156	(1)%

Q2 FY2019 vs. Previous Quarters

The Lanjigarh refinery produced 348,000 tonnes of alumina in Q2 FY2019, 30% higher y-o-y due to debottlenecking and Odisha bauxite sourcing from Odisha Mining Corporation (OMC). This was 7% higher q-o-q due to Odisha bauxite sourcing from OMC. Improved captive alumina production and indigenous bauxite are key in our efforts to drive the aluminium costs lower.

Aluminium production in Q2 FY2019 was at 494,000 tonnes, up 23% y-o-y as a result of ramp up at the Jharsuguda-I smelter which was completed in Q3 FY2018 and ongoing ramp-up of Jharsuguda II smelter. The production was 3% higher q-o-q. At Jharsuguda II, Line 3 has progressively ramped up with 303 out of 336 pots operational by quarter end as compared to 245 pots at the end of Q1 FY2019. Line 4 continues to be under evaluation. Stabilised aluminium production (i.e. production excluding trial run) was 476,000 tonnes in Q2 FY2019.

Continued demand-supply imbalance in domestic coal resulted in coal price increase and disruptions in domestic coal availability for the captive power plants during the quarter. This resulted in power import in the Aluminium segment. Coal procurement continues to be a key focus area for management. We are engaging with Coal India to improve e-auction coal availability and materialisation of existing linkages. Additional eligible quantities are being secured in the on-going Tranche IV auction with materialisation expected from Q4 FY2019. This will improve coal availability and therefore help to drive costs down.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 9 of 12

H1 FY2019 vs. H1 FY2018

Aluminium production increased to 976,000 tonnes in H1 FY2019, 30% higher y-o-y, mainly on account of the ramp up of Jharsuguda I smelter which was completed in Q3 FY2018 post the April 2017 outage and the ongoing ramp up of additional pots at Jharsuguda II. Alumina production was 673,000 tonnes, 18% higher y-o-y.

Power

	Q2			Q1		Half Year
Particulars (in million units)	FY2019	FY2018	% Change YoY	FY2019	% Change QoQ	FY2019	FY2018	% Change YoY
Power
Total Power Sales	3,514	2,950	19%	3,315	6%	6,830	4,787	43%
Jharsuguda 600 MW	124	93	35%	164	(24)%	289	657	(56)%
TSPL	2,725	2,582	6%	2,355	16%	5,081	3,145	62%
BALCO 600 MW	480	132	—	656	(27)%	1,137	682	67%
MALCO*	—	0	—	—	—	—	4	—
HZL Wind Power	185	143	29%	139	33%	324	299	8%
TSPL – Availability	94%	87%	—	91%	—	93%	54%	—

* continues to be under care and maintainance as of 26th May 2017 due to low demand in Southern India

Q2 FY2019 vs. Previous Quarters

During Q2 FY2019, power sales were 3,514 million units. TSPL power sales were 2,725 million units with 94% availability. At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant.

The 600MW Jharsuguda power plant operated at a lower plant load factor (PLF) of 2% in Q2 FY2019 (PLF of 7% in Q2 FY2018, 5% in Q1 FY2019). Power sales this quarter were also met through 3rd party power purchases.

The 600 MW BALCO IPP operated at a PLF of 45% in Q2 FY2019 (PLF of 28% in Q2 FY2018, 57% in Q1 FY2019). The PLF has reduced q-o-q primarily due to coal shortages.

H1 FY2019 vs. H1 FY2018

During H1 FY2019, power sales was at 6,830 million units, 43% higher y-o-y mainly on account of TSPL plant shutdown due to a fire incident in the coal conveyor in Q1 FY2018.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 10 of 12

Production Summary (Unaudited)

	(In ’000 tonnes, except as stated)
Particulars	Q2			Q1		H1
	FY 2019	FY 2018	% Change YoY	FY 2019	% Change QoQ	FY 2019	FY 2018	% Change YoY
ZINC INDIA
Mined metal content	232	219	6%	212	10%	444	452	(2)%
Integrated metal	212	230	(8)%	214	(1)%	425	459	(7)%
Refined Zinc – Integrated	162	192	(16)%	172	(5)%	334	386	(13)%
Refined Lead – Integrated[1]	49	38	30%	42	17%	91	73	25%
Silver - Integrated (in MT)[2]	172	140	23%	138	25%	310	255	22%
ZINC INTERNATIONAL	28	42	(34)%	25	11%	54	74	(28)%
Zinc-Refined – Skorpion	15	23	(35)%	10	42%	25	36	(31)%
Mined metal content - BMM	13	20	(32)%	15	(11)%	29	38	(25)%
OIL AND GAS
Average Daily Gross Operated Production (boepd)	185,926	180,955	3%	194,986	(5)%	190,431	184,062	3%
Rajasthan	155,194	153,238	1%	164,040	(5)%	159,593	156,278	2%
Ravva	13,496	17,266	(22)%	14,217	(5)%	13,855	17,810	(22)%
Cambay	17,236	10,452	65%	16,729	3%	16,984	9,974	70%
Average Daily Working Interest Production (boepd)	118,748	115,332	3%	124,807	(5)%	121,761	117,391	4%
Rajasthan	108,636	107,267	1%	114,828	(5)%	111,715	109,395	2%
Ravva	3,037	3,885	(22)%	3,199	(5)%	3,117	4,007	(22)%
Cambay	6,894	4,181	65%	6,692	3%	6,794	3,990	70%
KG-ONN	181	—	—	89	—	135	—	—
Total Oil and Gas (million boe)
Oil & Gas-Gross	17.1	16.6	3%	17.7	(4)%	34.8	33.7	3%
Oil & Gas-Working Interest	10.9	10.6	3%	11.4	(4)%	22.3	21.5	4%
IRON ORE (in million dry metric tonnes, or as stated)
Sales	0.4	0.7	(51)%	1.4	(74)%	1.8	3.0	(41)%
Goa	0.1	0.1	(14)%	1.0	(89)%	1.2	2.0	(42)%
Karnataka	0.2	0.6	(59)%	0.4	(31)%	0.6	1.0	(41)%
Production of Saleable Ore	1.4	1.2	16%	1.4	(1)%	2.8	4.5	(38)%
Goa	—	0.4	—	0.2	—	0.2	2.6	(91)%
Karnataka	1.4	0.9	56%	1.2	19%	2.6	1.9	36%
Pig Iron (’000 tonnes)	173	137	26%	167	4%	339	300	13%

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 11 of 12

	(In ’000 tonnes, except as stated)
Particulars	Q2			Q1		H1
	FY 2019	FY 2018	% Change YoY	FY 2019	% Change QoQ	FY 2019	FY 2018	% Change YoY
STEEL[3]
Production	285	247	16%	242	18%	527	485	9%
Pig Iron	45	41	9%	14	—	59	80	(26)%
Billet	4	13	(72)%	3	7%	7	23	(70)%
TMT Bar	106	62	72%	90	18%	196	144	36%
Wire Rod	110	103	7%	98	12%	208	182	14%
Ductile Iron Pipes	20	28	(26)%	37	(44)%	57	57	—
COPPER – INDIA
Copper - Cathodes	15	106	—	24	(37)%	40	197	—
Tuticorin Power Plant Sales (MU)	—	4	—	—	—	—	34	—
ALUMINUM
Alumina-Lanjigarh	348	269	30%	325	7%	673	572	18%
Total Aluminum Production	494	401	23%	482	3%	976	753	30%
Jharsuguda-I	137	99	39%	136	1%	273	191	43%
Jharsuguda-II4	216	157	37%	204	6%	420	277	51%
BALCO-I	64	65	(2)%	64	(1)%	128	128	—
BALCO-II5	78	79	(2)%	77	1%	155	156	(1)%
POWER (in million units)
Total Power Sales	3,514	2,950	19%	3,315	6%	6,830	4,787	43%
Jharsuguda 600 MW	124	93	35%	164	(24)%	289	657	(56)%
TSPL	2,725	2,582	6%	2,355	16%	5,081	3,145	62%
BALCO 600 MW	480	132	—	656	(27)%	1,137	682	67%
MALCO	—	0	—	—	—	—	4	—
HZL Wind Power	185	143	29%	139	33%	324	299	8%
TSPL – Availability	94%	87%	—	91%	—	93%	54%	—
Ports – VGCB (in million tonnes) [6]
Cargo Discharge	1.2	1.1	11%	1.5	(23)%	2.7	2.3	19%
Cargo Dispatches	1.2	1.2	3%	1.5	(19)%	2.7	2.3	21%

1.	Excluding captive consumption of 1,799 tonnes in Q2 FY2019 vs. 1,634 tonnes in Q2 FY2018 and 1,778 tonnes in Q1 FY2019. It was 3,577 tonnes in H1 FY2019 vs. 3,590 tonnes in H1 FY2018
2.	Excluding captive consumption of 9.2 tonnes in Q2 FY2019 vs. 8.8 tonnes in Q2 FY2018 and 9.4 tonnes in Q1 FY2019. It was 18.6 tonnes in H1 FY2019 vs. 19.0 tonnes in H1 FY2018
3.	June 2019 2018 was the first full month post Vedanta Limited’s 90% acquisition of ESL. Previous period numbers are memorandum information for the purpose of performance evaluation of the Company
4.	Including trial run production of 18 kt in Q2 FY2019, 15 kt in Q2 FY2018 and 12 kt in Q1 FY2019. It was 30 kt in H1 FY2019 vs. 34 kt in H1 FY2018
5.	Including trial run production of Nil in Q2 FY2019, 1 kt in Q2 FY2018 and Nil in Q1 FY2019. It was Nil in H1 FY2019 vs. 16 kt in H1 FY2018
6.	Vizag General Cargo Berth

Vedanta Limited Production Results for the Second Quarter ended 30th September 2018	Page 12 of 12

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 124 459 3000 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Sneha Tulsyan Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2018, please visit http://www.vedantaresources.com/media/237848/vedanta-sd-report-2017-18.pdf. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.